Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2007-MTNDD102,

Subject to Completion, Dated April 27, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal Protected Notes

Based Upon a Basket of Commodities

Due             , 2010

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	No Bank Guarantee

April 27, 2007

Principal Protected Notes Based Upon a Basket of Commodities

Due 2010

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in the summary below are defined in “Preliminary Terms”.

How The Notes Work

Principal Protected Notes Based Upon a Basket of Commodities due 2010 (the “Notes”) are commodity-linked debt securities issued by Citigroup Funding Inc. that combine characteristics of a commodity investment and a fixed income instrument. As with a fixed income investment, investors in these Notes are repaid their investment at maturity. However, instead of paying a periodic fixed or floating rate of interest, the return on these Notes is paid at maturity and is based upon the Commodity Returns, the change in the price of the Basket Commodities making up the underlying commodity basket from the Pricing Date to the Valuation Date. This type of investment allows investors to participate in the change in the price of the Basket Commodities without risk to their initial investments. The Notes have a term of three years and do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity.

At maturity, you will receive an amount in cash equal to the sum of 100% of your initial investment in the Notes plus a Basket Return Amount per Note, which may be positive or zero but will not be greater than approximately $360 to $440 (to be determined on the Pricing Date) per Note. The Basket Return Amount will depend on the sum of the Weighted Commodity Returns. The sum of the Weighted Commodity Returns depends on the percentage change from the Pricing Date to the Valuation Date in prices of the Basket Commodities as measured by (i) in the case of light, sweet crude oil, the settlement price of the front-month light, sweet crude oil contract traded on the New York Mercantile Exchange (“NYMEX”), (ii) in the case of aluminum, the cash settlement price of aluminum traded on the London Metal Exchange (the “LME”), (iii) in the case of copper, the cash settlement price of copper traded on the LME, and (iv) in the case of gold, the London PM Fix of a troy ounce of gold. If the sum of the Weighted Commodity Returns on the Valuation Date is less than or equal to zero, the payment you receive at maturity will equal the amount of your initial investment in the Notes. If the sum of the Weighted Commodity Returns on the Valuation Date is greater than zero, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes. However, because the Maximum Basket Return Amount limits the amount you can receive at maturity to approximately 36% to 44% (to be determined on the Pricing Date) of the principal amount of the Notes you then hold, in no circumstances will the return on your investment in the Notes be more than approximately $1,360 to $1,440 (to be determined on the Pricing Date) per Note.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors expecting a substantial appreciation in the aggregate price of the Basket Commodities over the term of the Notes.

■	Investors looking for exposure to the potential appreciation of the prices of the Basket Commodities without risk to their initial investments but who are willing to forego current income.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal Protected Notes Based Upon a Basket of Commodities due 2010
Guarantee:	Payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup guarantee
Protection of Initial Investment:	100% if held on the Maturity Date
Pricing Date:	, 2007
Issue Date:	, 2007
Valuation Date:	Five Business Days before the Maturity Date
Maturity Date:	Approximately three years after the Issue Date
Denominations:	Minimum denominations and increments of US$1,000
Interest:	None
Issue Price:	100% of the principal amount
Payment at Maturity:	For each US$1,000 Note, US$1,000 + Basket Return Amount, which may be positive or zero but will not be greater than the Maximum Basket Return Amount
Basket Return Amount:	For each US$1,000 Note, US$1,000 x sum of the Weighted Commodity Returns, provided that the Basket Return Amount per Note will not be less than zero and will not be greater than the Maximum Basket Return Amount
Maximum Basket Return Amount	Approximately $360 to $440 (approximately 36% and 44% of the $1,000 principal amount per Note) (to be determined on the Pricing Date) per Note
Commodity Return:	Ending Price – Starting Price Starting Price
Weighted Commodity Return:	Ending Price – Starting Price x applicable Weighting Percentage Starting Price
Weighting Percentages:

Depends on the performance of the Commodity Returns. The Weighting Percentages are:

•       35% for the Basket Commodity with the greatest Commodity Return

•       30% for the Basket Commodity with the second greatest Commodity Return

•       20% for the Basket Commodity with the second smallest Commodity Return

•       15% for the Basket Commodity with the smallest Commodity Return

Starting Price:

•       For light, sweet crude oil, the settlement price of the front-month light, sweet crude oil contract traded on the NYMEX on the Pricing Date as quoted on Reuters page 2CLcl or any successor page

•       For aluminum, the cash settlement price, stated in U.S. dollars, of aluminum traded on the LME on the Pricing Date as quoted on Reuters page SETTMAL01 or any successor page

•       For copper, the cash settlement price, stated in U.S. dollars, of copper traded on the LME on the Pricing Date, as quoted on Reuters page SETTMCU01 or any successor page

•       For gold, the London PM Fix of a troy ounce of gold on the Pricing Date, as quoted on Reuters page GOFO or any successor page

Ending Price:

•       For light, sweet crude oil, the settlement price of the front-month light, sweet crude oil contract traded on the NYMEX on the Valuation Date as quoted on Reuters page 2CLcl or any successor page

•       For aluminum, the cash settlement price, stated in U.S. dollars, of aluminum traded on the LME on the Valuation Date as quoted on Reuters page SETTMAL01 or any successor page

•       For copper, the cash settlement price, stated in U.S. dollars, of copper traded on the LME on the Valuation Date, as quoted on Reuters page SETTMCU01 or any successor page

•       For gold, the London PM Fix of a troy ounce of gold on the Valuation Date, as quoted on Reuters page GOFO or any successor page

Listing:	None

Agent’s Discount:	0.00%
Calculation Agent:	Citibank, N.A.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close; provided that with respect to certain determinations relating to light, sweet crude oil only, a Business Day means any day on which the NYMEX is open for trading and the settlement price for front-month light, sweet crude oil futures contracts is calculated and published.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the Commodity Returns, enabling you to participate in the potential appreciation in the price of the Basket Commodities during the term of the Notes without directly investing in the Basket Commodities.

■	Preservation of Your Investment

On the Maturity Date, we will pay you 100% of the principal amount of the Notes you then hold regardless of the performance of the Basket Commodities’ prices. However, if you sell your Notes in the secondary market prior to maturity you will likely receive less than 100% of your initial investment, as the Notes are not principal protected at all prior to maturity.

■	Diversification

The Notes are linked to the performance of the Basket Commodities’ prices and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Return on Your Investment Will Be Capped and May Be Zero

The amount of the maturity payment is based on the Basket Return Amount, which in turn is based on the Weighted Commodity Returns of the Basket Commodities from the Pricing Date to the Valuation Date. Because the Basket Return Amount is subject to a Maximum Basket Return Amount of approximately $360 to $440 (to be determined on the Pricing Date) per Note, the maturity payment will not be more than approximately $1,360 to $1,440 (to be determined on the Pricing Date) per Note. Thus, the Notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the price of the Basket Commodities and not subject to a cap.

In addition, if the sum of the Weighted Commodity Returns is less than or equal to zero, the maturity payment will be limited to the amount of your initial investment in the Notes. This will be true even if the price of one or more of the Basket Commodities was greater than its Starting Price at one or more times from the Pricing Date to the Valuation Date, but because of the price of the Basket Commodities on the Valuation Date and the Weighting Percentages applied, the sum of the Weighted Commodity Returns on the Valuation Date is not greater than zero.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The maturity payment is linked to the performance of the price of the Basket Commodities, which will fluctuate in response to market conditions. As a result, if the sum of the Weighted Commodity Returns is less than         %, the effective yield on the Notes will be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, the Weighting Percentages, changes in the price of the Basket Commodities, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citibank, N.A. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of one or more of the Basket Commodities or other instruments, such as options, swaps or futures, based upon one or more of the Basket Commodities by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities with respect to the Basket Commodities and Citibank, N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

Front-Month Light, Sweet Crude Oil Contract

General

The Basket Return Amount, if any, will be determined in part by reference to the settlement price of the front-month light, sweet crude oil futures contract traded on the NYMEX. A front-month light, sweet crude oil contract is an exchange-traded futures contract traded on the NYMEX. It provides for the future purchase and sale of a specified type and quantity of a commodity – in this case, light, sweet crude oil – at an agreed upon price (the “settlement price”). The futures contract provides for a specified settlement month in which the commodity is to be delivered by the seller. A “front-month” contract is the contract next scheduled for settlement. For example, as of April 26, 2007, the front-month light, sweet crude oil contract is a contract for delivery of light, sweet crude oil in June 2007.

We have derived all information regarding the front-month light, sweet crude oil contract and the NYMEX from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the NYMEX. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the Front-Month Light, Sweet Crude Oil Futures Contract

The following table sets forth, for each of the quarterly periods indicated, the high and low settlement price of the front-month light, sweet crude oil futures contract traded on the NYMEX, as reported by Reuters. These historical data on the front-month light, sweet crude oil futures contract are not indicative of the future performance of the front-month light, sweet crude oil futures contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the front-month light, sweet crude oil futures contract during any period set forth below is not an indication that the settlement price of the front-month light, sweet crude oil futures contract is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002	High	26.31	29.36	30.77	32.72
	Low	17.97	23.47	26.07	25.19
2003	High	37.83	32.36	32.39	33.71
	Low	26.91	25.24	26.96	28.47
2004	High	38.18	42.33	49.90	55.17
	Low	32.48	34.27	38.39	40.71
2005	High	56.72	60.54	69.81	65.47
	Low	42.12	46.80	56.72	56.14
2006	High	68.35	75.17	77.03	63.72
	Low	57.65	66.23	60.46	55.81
2007 (through April 26)	High	66.03	66.07
	Low	50.48	61.51

The settlement price of the front-month light, sweet crude oil futures contract traded on the NYMEX on April 26, 2007 was $65.06.

Historical Graph

The following graph illustrates the historical performance of the front-month light, sweet crude oil futures contract traded on the NYMEX based on the daily settlement price thereof from January 2, 2002 through April 26, 2007. Past movements of the front-month light, sweet crude oil futures price are not indicative of future prices of front-month light, sweet crude oil futures contracts.

Aluminum and Copper Prices

General

The Basket Return Amount, if any, will be determined in part by reference to the cash settlement prices of aluminum and copper set by the London Metal Exchange (“LME”). The cash settlement prices of aluminum and copper are set during the second “ring” or round of trading at the LME. The second ring commences at 12:30 p.m. London, England time, during which session only those broker members permitted to take part in ring trading may process their clients’ orders on the trading floor.

At present there are 11 “ring dealers.” The cash settlement price is the last cash offer price quoted for the relevant metal at the end of the five-minute ring relating to the relevant metal in the second ring session of the day.

We have derived all information regarding the method by which the LME arrives at settlement prices from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the LME. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the Aluminum Cash Settlement Price

The following table sets forth, for each of the quarterly periods indicated, the high and low cash settlement price of aluminum, as reported by Reuters. These historical data on the cash settlement price of aluminum are not indicative of the future performance of the cash settlement price of aluminum or what the value of the Notes may be. Any historical upward or downward trend in the cash settlement price of aluminum during any period set forth below is not an indication that the cash settlement price of aluminum is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002	High	1438.00	1398.00	1370.00	1399.00
	Low	1313.00	1318.00	1279.00	1275.50
2003	High	1459.00	1440.50	1505.00	1592.50
	Low	1340.50	1314.50	1378.00	1415.00
2004	High	1754.00	1826.00	1812.00	1964.00
	Low	1578.50	1575.00	1647.00	1748.00
2005	High	2031.50	1991.00	1909.00	2289.00
	Low	1809.00	1694.00	1675.00	1831.00
2006	High	2634.00	3275.00	2614.00	2886.00
	Low	2267.00	2397.50	2367.50	2480.00
2007 (through April 26)	High	2953.00	2866.00
	Low	2682.00	2735.50

The LME cash settlement price of aluminum on April 26, 2007, as reported on Reuters page SETTMAL01, was $2,797.

Historical Graph

The following graph illustrates the historical performance of the LME cash settlement price of aluminum, as reported on Reuters, from January 2, 2002 through April 26, 2007. Past movements of the cash settlement price of aluminum are not indicative of future cash settlement prices of aluminum.

Historical Data on the Copper Cash Settlement Price

The following table sets forth, for each of the quarterly periods indicated, the high and low cash settlement price of copper, as reported by Reuters. These historical data on the cash settlement price of copper are not indicative of the future performance of the cash settlement price of copper or what the value of the Notes may be. Any historical upward or downward trend in the cash settlement price of copper during any period set forth below is not an indication that the cash settlement price of copper is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002	High	1650.50	1689.50	1667.50	1649.50
	Low	1421.00	1551.00	1434.50	1429.00
2003	High	1728.00	1711.50	1824.50	2321.00
	Low	1536.50	1564.00	1638.00	1790.50
2004	High	3105.50	3170.00	3066.00	3287.00
	Low	2321.00	2554.00	2700.00	2835.00
2005	High	3424.50	3670.00	3978.00	4650.00
	Low	3072.00	3113.00	3444.00	3905.00
2006	High	5527.50	8788.00	8233.00	7740.00
	Low	4537.00	5561.00	7230.00	6290.00
2007 (through April 16)	High	6940.00	8100.00
	Low	5225.50	6916.00

The LME cash settlement price of copper, on April 26, 2007, as reported on Reuters page SETTMCU01, was $7,848.

Historical Graph

The following graph illustrates the historical performance of the LME cash settlement price of copper, as reported on Reuters, from January 2, 2002 through April 26, 2007. Past movements of the cash settlement price of copper are not indicative of future cash settlement prices of copper.

Gold Price

General

The Basket Return Amount, if any, will be determined in part by reference to the price of a troy ounce of gold generally known as the “London PM Fix.” The London PM Fix of gold price is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of April 27, 2007, the five members of the London Gold Market Fixing Ltd. were the Bank of Nova Scotia – ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, N.A. and Société Générale.

We have derived all information regarding the London PM Fix of gold price from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Gold Market Fixing Ltd. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the Gold Price

The following table sets forth, for each of the quarterly periods indicated, the high and low London PM Fix of a troy ounce of gold, as reported by Bloomberg. These historical data on the price of gold are not indicative of the future performance of the price of gold or what the value of the Notes may be. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time over the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002	High	304.30	327.05	326.30	349.30
	Low	277.75	297.75	302.25	310.75
2003	High	382.10	371.40	390.70	416.25
	Low	329.45	319.90	342.50	370.25
2004	High	425.50	427.25	412.95	454.20
	Low	390.50	375.00	387.30	411.25
2005	High	443.70	440.55	473.25	536.50
	Low	411.11	414.45	418.35	459.50
2006	High	584.00	725.00	663.25	648.75
	Low	524.75	567.00	573.60	560.75
2007 (through April 26)	High	685.75	691.40
	Low	608.40	658.25

The London PM Fix of a troy ounce of gold on April 26, 2007, as reported on Reuters page GOFO, was $673.

Historical Graph

The following graph illustrates the historical performance of the prices of a troy ounce of gold based on the London PM Fix thereof, as reported by Bloomberg, from January 2, 2002 through April 26, 2007. Past movements of the gold price are not indicative of future prices of gold.

Hypothetical Maturity Payment Examples

The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Prices on the amount payable on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

■	Issue Price: US$1,000 per Note
■	Starting Price of Light, Sweet Crude Oil Contract: US$64
■	Starting Price of Aluminum: US$2,800
■	Starting Price of Copper: US$7,900
■	Starting Price of Gold: US$680
■	Maximum Basket Return Amount: $400 (or 40% of the $1,000 principal amount per Note)
■	Weighting Percentage 1: 35%
■	Weighting Percentage 2: 30%
■	Weighting Percentage 3: 20%
■	Weighting Percentage 4: 15%
■	Term of the Notes: 3 years

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount which, in turn, will depend on the actual Starting Price and Ending Price of each Basket Commodity, the actual Weighting Percentages applied to each Commodity Return and the actual Maximum Basket Return Amount.

	Hypothetical Basket Commodity Ending Price				Hypothetical Commodity Returns (1)
	Light, Sweet Crude Oil (US$)	Copper (US$)	Aluminum (US$)	Gold (US$)	Light, Sweet Crude Oil	Copper	Aluminum	Gold	Hypothetical Sum of the Weighted Commodity Returns	Hypothetical Basket Return Amount (5)	Hypothetical Payment at Maturity (6)	Hypothetical Note Return (% per annum)
1	33.05	8,074.84	1,597.63	617.18	-48.359%	2.213%	-42.942%	-9.238%	-17.839%	0.000%	$1,000.00	0.00%
2	58.01	8073.45	2,331.70	430.94	-9.359%	2.196%	-16.725%	-36.626%	(2) -10.878%	0.000%	$1,000.00	0.00%
3	59.61	7,626.95	2,128.18	549.40	-6.859%	-3.456%	-23.994%	-19.206%	-10.708%	0.000%	$1,000.00	0.00%
4	35.04	7,532.21	2,781.69	677.76	-45.250%	-4.656%	-0.654%	-0.329%	-8.030%	0.000%	$1,000.00	0.00%
5	52.95	4,673.75	4,052.88	468.34	-17.266%	-40.839%	44.746%	-31.126%	-1.870%	0.000%	$1,000.00	0.00%
6	73.79	8,374.27	2,264.79	661.85	15.297%	6.003%	-19.115%	-2.669%	(3) 3.754%	3.754%	$1,037.54	1.25%
7	95.63	6,858.77	2,215.99	543.69	49.422%	-13.180%	-20.858%	-20.046%	6.206%	6.206%	$1,062.06	2.07%
8	43.18	9,932.53	2,731.08	992.74	-32.531%	25.728%	-2.461%	45.991%	(4) 18.443%	18.443%	$1,184.43	6.15%
9	86.05	9,955.45	3,675.49	868.48	34.453%	26.018%	31.268%	27.718%	30.885%	30.885%	$1,308.85	10.30%
10	89.39	9,796.55	4,598.51	858.31	39.672%	24.007%	64.233%	26.222%	43.228%	40.000%	$1,400.00	13.33%

(1)	Hypothetical Commodity Return for each Basket Commodity = (Ending Price – Starting Price)/ Starting Price

(2)	Hypothetical Sum of the Weighted Commodity Return = Hypothetical Weighted Commodity Return for Light, Sweet Crude Oil + Hypothetical Weighted Commodity Return for Copper + Hypothetical Weighted Commodity Return for Aluminum + Hypothetical Weighted Commodity Return for Gold

Hypothetical Weighted Commodity Return for Copper = 2.196% x 35% (Hypothetical Weighting Percentage 1) = 0.7686% Hypothetical Weighted Commodity Return for Light, Sweet Crude Oil = -9.359% x 30% (Hypothetical Weighting Percentage 2) = -2.8077% Hypothetical Weighted Commodity Return for Aluminum = -16.725% x 20% (Hypothetical Weighting Percentage 3) = -3.3450% Hypothetical Weighted Commodity Return for Gold = -36.626% x 15% (Hypothetical Weighting Percentage 4) = -5.4939%

(3)	Hypothetical Sum of the Weighted Commodity Return = Hypothetical Weighted Commodity Return for Light, Sweet Crude Oil + Hypothetical Weighted Commodity Return for Copper + Hypothetical Weighted Commodity Return for Aluminum + Hypothetical Weighted Commodity Return for Gold

Hypothetical Weighted Commodity Return for Light, Sweet Crude Oil = 15.297% x 35% (Hypothetical Weighting Percentage 1) = 5.3540% Hypothetical Weighted Commodity Return for Copper = 6.003% x 30% (Hypothetical Weighting Percentage 2) = 1.8009% Hypothetical Weighted Commodity Return for Gold = -2.669% x 20% (Hypothetical Weighting Percentage 3) = -0.5338% Hypothetical Weighted Commodity Return for Aluminum = -19.115% x 15% (Hypothetical Weighting Percentage 4) = -2.8673%

(4)	Hypothetical Sum of the Weighted Commodity Return = Hypothetical Weighted Commodity Return for Light, Sweet Crude Oil + Hypothetical Weighted Commodity Return for Copper + Hypothetical Weighted Commodity Return for Aluminum + Hypothetical Weighted Commodity Return for Gold

Hypothetical Weighted Commodity Return for Gold = 45.991% x 35% (Hypothetical Weighting Percentage 1) = 16.0969% Hypothetical Weighted Commodity Return for Copper = 25.728% x 30% (Hypothetical Weighting Percentage 2) = 7.7185% Hypothetical Weighted Commodity Return for Aluminum = -2.461% x 20% (Hypothetical Weighting Percentage 3) = -0.0492% Hypothetical Weighted Commodity Return for Light, Sweet Crude Oil = -32.531% x 15% (Hypothetical Weighting Percentage 4) = -4.8797%

(5)	Hypothetical Basket Return Amount = US$1,000 x Sum of the Weighted Commodity Returns, provided that the Basket Return Amount will not be less than zero or greater than the Maximum Basket Return Amount.

(6)	Hypothetical Payment at Maturity = US$1,000 + Basket Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed annual comparable yield of     %, compounded semi-annually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payment on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the Notes. If the amount the Notes pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS Form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If the price of any Basket Commodity on any date of determination is not reported on the relevant Reuters page or any successor page thereto, but is otherwise published by the NYMEX , the LME or the London Gold Market Fixing Ltd., as applicable, the price for that Basket Commodity will be determined by reference to the price of that Basket Commodity

published by NYMEX, the LME or the London

Gold Market Fixing Ltd., as applicable. If any price is unavailable on any date of determination because of a market disruption event or otherwise, the price of that commodity, unless deferred by the Calculation Agent, will be the arithmetic mean, as determined by the Calculation Agent, of the price of the Basket Commodity on that date obtained from as many dealers in the relevant commodity (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such price available to the Calculation Agent. The determination of the settlement price of the relevant commodity by the Calculation Agent in the event of a market disruption event may be deferred by the

Calculation Agent for up to three consecutive

business days on which a market disruption event is occurring, but not past the Business Day prior to maturity. You should refer to the section “Description of the Notes – Basket Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.